OD
9/13/13

[redacted]

SEC 13025791 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MedioBanca Securities USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 5th Ave 21st Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HORIN 212 222-3380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn ReZNick LLP
(Name – *if individual, state last, first, middle name*)

1212 Ave of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
9/27/13

OATH OR AFFIRMATION

I, DAVID HORIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MedioBanca Securities USA LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

MARISOL BEYK
Notary Public, State of New York
Registration #01BE6144946
Qualified In Bronx County
Commission Expires May 1, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mediobanca Securities USA, LLC

Facing Page

Index

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

To the Member
Mediobanca Securities USA, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca – Banca di Credito Finanzario S.P.A) (the "Company") as of June 30, 2013, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediobanca Securities USA, LLC as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Economic Dependency

As discussed in Note 9 to the financial statements, the Company is economically dependent on its Parent.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
September 9, 2013

Mediobanca Securities USA, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash	$ 3,591,019
Due from Parent	444,325
Accounts receivable	28,600
Furniture, equipment and leasehold improvements, net of depreciation and amortization	10,910
Security deposit	37,774
Total	$ 4,112,628

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Subordinated loan payable to Parent	$ 2,000,000
Accounts payable and accrued expenses	106,157
Accrued payroll and related benefits	687,808
Interest payable to Parent	7,274
Total	2,801,239
Commitments and contingencies	
Member's equity	1,311,389
Total	$ 4,112,628

See Notes to Financial Statements.

Mediobanca Securities USA, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2013

Revenue:	
Commission income	$ 1,140,004
Research fee income	547,478
Placement fee income	227,588
Other income	34
Total	$ 1,915,104
Expenses:	
Compensation and benefits	837,060
Stock-based compensation	51,399
Rent	178,329
Professional fees	372,689
Travel and entertainment	163,420
Market data research	87,125
Depreciation and amortization	8,256
Regulatory fees	11,550
Communications	54,029
Insurance	8,793
Office	22,026
Interest	18,452
Other	37,729
Total	1,850,857
Net increase in member's equity from operations	$ 64,247

See Notes to Financial Statements.

Mediobanca Securities USA, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2013

Balance, July 1, 2012	$ 1,195,743
Net increase in member's equity from operations	64,247
Stock-based compensation	51,399
Balance, June 30, 2013	$ 1,311,389

See Notes to Financial Statements.

Mediobanca Securities USA, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED JUNE 30, 2013

Subordinated borrowings at July 1, 2012	$ 2,000,000
Increase	-
Decrease	-
Subordinated borrowings at June 30, 2013	$ 2,000,000

See Notes to Financial Statements.

Mediobanca Securities USA, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2013

Operating activities:	
Net increase in member's equity from operations	$ 64,247
Adjustments to reconcile net increase in member's equity from operations to net cash provided by operating activities:	
Stock-based compensation	51,399
Depreciation and amortization	8,256
Changes in operating assets and liabilities:	
Due from Parent	13,330
Accounts receivable	(571)
Prepaid expenses	17,420
Security deposit	1
Accounts payable and accrued expenses	32,272
Accrued payroll and related benefits	(6,122)
Interest payable to Parent	1,662
Net cash provided by operating activities	181,894
Net increase in cash	181,894
Cash, beginning of year	3,409,125
Cash, end of year	$ 3,591,019
Supplemental disclosure of cash flow data:	
Interest paid	$ 16,790

See Notes to Financial Statements.

Mediobanca Securities USA, LLC

Notes To Financial Statements

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanzario S.P.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges.

The Company has an agreement (the "Agreement") with the Parent, in which the Parent will act as the Company's clearing broker dealer. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses associated with customer transactions are recorded on a trade-date basis.

Research fee income:

Revenue from research fees is recognized as the services are performed or delivered. The Company regularly assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. At June 30, 2013, no allowance for doubtful accounts was deemed necessary.

Placement fee income:

Placement fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2013.

Furniture, equipment and leasehold improvements:

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years.

Leasehold improvements are carried at cost. Amortization is provided using the straight-line method over the lease term.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2013. The Company's U.S. Federal and state income tax returns prior to fiscal year 2010 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2013.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits.

Subsequent events:

The Company has evaluated subsequent events through September 9, 2013, which is the date the financial statements were available to be issued.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. These agreements provide for 10% of the commission generated by the Company to be allocated to the Parent, with the residual 90% allocated to the Company. The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company also has expense-sharing agreements with the Parent regarding conference expenses and salary arrangements. The Parent pays half of the cost of the annual mid-cap conference attended by both parties. The Parent also reimburses the Company for a portion of the salary and bonus expense of a key employee whose time is split between the Parent and the Company. For the year ended June 30, 2013, reimbursements paid by the Parent, which are included in compensation and benefits in the accompanying statement of operations, totaled $365,000.

Note 3 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated Useful Lives		
Office equipment	5	$	128,782
Office furniture	7		44,697
Leasehold improvements	4		123,820
			297,299
Less accumulated depreciation and amortization			(286,389)
	Total	$	10,910

Note 4 - Subordinated loan payable to Parent:

In March 2007, the Parent loaned the Company $2,000,000, and on August 18, 2012, the Parent extended the subordinated loan from the original maturity date of March 12, 2013 to the new maturity date of July 18, 2016, which currently bears interest at 0.95% per annum. The loan was approved by FINRA as a subordinated loan pursuant to the provisions of 17 CFR 240.15C3-1d for the computation of the Company's net capital requirements. Interest expense on the loan for the year ended June 30, 2013 was $18,452. As of June 30, 2013, $7,274 of interest is unpaid.

Note 5 - Income taxes:

There is no current provision for income taxes due to the deferred tax benefit used for the year ended June 30, 2013. At June 30, 2013, deferred tax assets of approximately $744,000 result primarily from unamortized deferred organization and start-up costs of approximately $295,000, and stock-based compensation expense of approximately $318,000, the benefit of which will not be realized for tax purposes until the granted options are exercised. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at June 30, 2013. This resulted in the decrease in the valuation allowance of approximately $10,000 net of the deferred tax benefit used to offset the current provision for income taxes.

Note 6 - Commitments:

Leases:

The Company occupies office space under a four-year lease agreement, which expired on June 1, 2011 and was extended to June 1, 2012. On November 4, 2011, the Company extended its lease a second time to May 31, 2013. On November 30, 2012, the Company extended its lease a third time to May 31, 2014. Minimum lease payments for the year ended June 30, 2013 were $137,885.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $250,000 and a severance package of $630,000.

Note 7 - Employee stock option plan:

On May 18, 2007, certain employees of the Company received options to purchase 115,000 shares of common stock of the Parent, in accordance with its stock option plan. The exercise price of the options, which become fully vested after a 36-month period ("cliff vest"), was equal to the market value of the Parent's common stock on the date of grant in the amount of $23.43 per share. The options granted expire on May 17, 2015. The Parent has valued the options using the Black-Scholes option pricing model (the "Black-Scholes Model"). The aggregate value of $344,500 was charged to operations by the Company over the vesting period with the credit to member's equity.

The Company granted additional options to purchase 100,000 shares of common stock of the Parent to certain employees of the Company on July 1, 2008. These options will expire on June 16, 2016. The exercise price of the options, which become fully vested after 36 months ("cliff vest"), was $17.42. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $207,323 and was charged to the Company's operations over the vesting period with the credit to member's equity.

The Company granted additional options to purchase 70,000 shares of common stock of the Parent to certain employees of the Company on August 2, 2010. These options will expire on August 1, 2018. The exercise price of the options, which become fully vested after 36 months ("cliff vest"), was $8.53. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $154,196 and will be charged to the Company's operations over the vesting period with the credit to member's equity.

For the year ended June 30, 2013, $51,399 was charged to operations. At June 30, 2013, accumulated stock option compensation cost charged to expense was $701,736 and compensation cost of $4,283 had not yet been recognized on non-vested awards. The amount will be charged to operations over the remaining vesting period of one month.

As of June 30, 2013, both the 2007 and 2008 options are fully vested and all options remain outstanding and exercisable.

The following table illustrates the assumptions utilized in valuing the option grants at their respective grant dates using the Black-Scholes Model:

	August 2, 2010	July 1, 2008	May 18, 2007
Expected volatility	26.31%	25.30%	17.50%
Expected dividends	2.47%	6.19%	4.57%
Expected term (in years)	5.5	5.5	5
Risk-free rate	3.36%	4.41%	4.50%

The Company does not expect forfeitures.

Note 8 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2013 were $53,209.

Note 9- Economic dependency:

The Parent is committed to support the Company in obtaining additional financing as may be necessary to meet its obligations at least through July 1, 2014. Accordingly, the Company is economically dependent on its Parent in order to continue its operations.

Note 10- Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company has net capital of $2,789,780 which is $2,689,780 in excess of its calculated minimum net capital of $100,000. The Company's net capital ratio is 0.29 to 1.

Note 11- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Mediobanca Securities USA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2013

Net capital:		
Total member's equity	$	1,311,389
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,000,000
Deduct nonallowable assets:		
Due from Parent		444,325
Accounts receivable		28,600
Furniture, equipment and leasehold improvements, net of depreciation and amortization		10,910
Security deposit		37,774
Total		521,609
Net capital	$	2,789,780
Aggregate indebtedness:		
Total liabilities	$	2,801,239
Less: subordinated borrowings		2,000,000
Aggregate indebtedness	$	801,239
Computation of basic net capital requirement:		
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)	$	100,000
Excess of net capital	$	2,689,780
Excess net capital at 1,000%	$	2,669,780
Ratio of aggregate indebtedness to net capital		0.29 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Report as of June 30, 2013.

See Independent Auditor's Report

Mediobanca Securities USA, LLC

SCHEDULE II – Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities And Exhange Commission June 30, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Independent Auditor's Report

Mediobanca Securities USA, LLC

SCHEDULE III – Information Relating To Possession Or Control Requirements Under Rule 15c3-3 Of the Securities And Exchange Commission
June 30, 2013

The Company does not carry securities account for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Independent Auditor's Report

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report on Internal Control

To the Member
Mediobanca Securities USA, LLC

In planning and performing our audit of the financial statements of Mediobanca Securities USA, LLC (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
September 9, 2013

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

SEC
Mail Processing
Section

SEP 11 2013

Washington, DC
121

To the Member
Mediobanca Securities USA, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Mediobanca Securities USA, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and, solely to assist you and the other specified parties in evaluating Mediobanca Securities USA, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's detailed general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting excel schedules and working papers provided by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related excel schedules and working papers supporting the adjustments noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7 and observed there was no overpayment relating to the SIPC-6 assessment which was applied against the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman LLP

New York, New York
September 9, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JUNE 30 , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67538 FINRA JUNE
MEDIOBANCA SECURITIES USA, LLC
565 5TH AVENUE 21ST FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DAVID HORIN 212 222 3380

2. A.	General Assessment (item 2e from page 2)	$4,788
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(2,232)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	2,556
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,556
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,556	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 23 day of August, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2012 and ending June 30, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,915,103

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 0

2d. SIPC Net Operating Revenues — $1,915,103

2e. General Assessment @ .0025 — $4,788

(to page 1, line 2.A.)

Mediobanca Securities USA, LLC
(A Limited Liability Company)

Report on Financial Statements
(with Supplementary Information)

and Independent Auditor's Report

Year Ended June 30, 2013